Exhibit 99.1

November 21, 2008


Board of Directors
Orient-Express Hotels Ltd.
22 Victoria Street
Hamilton HM 1179, Bermuda, BMU


Ladies and Gentlemen:


Last month, in the wake of overwhelming Class A shareholder support for our position, we discussed with Paul White a possible settlement of our differences with you regarding the Company's current governance structure. While Mr. White rejected our settlement offer, we do not know if he did so with the authority of the Board after having presented it to you for formal consideration. Accordingly, we reiterate below our offer and ask that you contact us within one week from the date of this letter if the Board is prepared to settle this matter as outlined below or, if not, whether you believe further discussions would be warranted.

First, as you well know, we believe that the Company's Class B shares cannot legally be voted by a wholly-owned subsidiary of the Company and, since they serve no other purpose, we propose that they be cancelled (and that the Company's bye-laws be amended accordingly). If the Class B shares were cancelled, we would support a classification of the Board under which only one-third of its members would stand for election (or re-election) at each Annual General Meeting of shareholders (AGM). You would identify which of the current directors stand for re-election at the Company's 2009, 2010 and 2011 AGMs. We believe that a staggered board, together with the Company's "poison pill", provides the Company with an effective defense against any opportunistic and under-valued take-over attempt - which you have indicated as the sole reason for your desire to maintain self-perpetuated control over the Company.

Second, we would identify a new director candidate who would join the Board as soon as his or her membership could be implemented under the Company's bye-laws (as appropriately amended). This new director would join the class of directors standing for re-election at the Company's 2011 AGM. He or she would be tasked with forming and leading a committee to evaluate strategic alternatives for the Company, including the possible engagement of an investment banking firm for that purpose. You would agree to assign at least two non-executive members of the current Board to that committee, which would be required to report its findings to the Board before the 2009 AGM.

Third, upon implementation of the above, we would agree to refrain from activist activity involving the Company until the Company's 2009 AGM. At that AGM, and during an appropriate solicitation period in advance thereof, we would have the right to nominate and solicit support for new candidates for any Board seats to be filled. You would agree to convene the Company's 2009 and 2010 AGMs at approximately the same time of the year as the Company's 2008 AGM.

We hope that you will seriously consider this settlement opportunity in light of your fiduciary duties to the Company and the unequivocal mandate of the Class A Shareholders put forth at the recent Special General Meeting. If you are prepared to move forward on the outlined terms, a definitive agreement can be prepared promptly by our respective counsel. If the foregoing settlement is unacceptable to you, we remain open to discussing any alternative proposal that you may have under which directors of the Company would be accountable to the Class A shareholders. If you do not care to engage in further discussions with us on this topic, we may be left with little choice but to pursue our legal options. This letter is without prejudice and does not constitute a waiver of any of our legal and equitable rights, all of which are hereby reserved.



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Very truly yours,


D. E. Shaw Oculus Portfolios, L.L.C.

By: D. E. Shaw & Co., L.L.C., as Managing Member

By:  /s/ Julius Gaudio
     --------------------------------
     Julius Gaudio
     Authorized Signatory


D. E. Shaw Valence Portfolios, L.L.C.
By: D. E. Shaw & Co., L.P., as Managing Member

By:  /s/ Julius Gaudio
     --------------------------------
     Julius Gaudio
     Authorized Signatory


CR Intrinsic Investments, LLC
By: CR Intrinsic Investors, LLC

By:  /s/ Michael Doniger
     --------------------------------
     Michael Doniger
     Authorized Signatory